SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. _____)



                                 PSI Corporation
    ------------------------------------------------------------------------
                                (Name of Issuer)





                                  Common Stock
    ------------------------------------------------------------------------
                         (Title of Class of Securities)





                                    69362W106
    ------------------------------------------------------------------------
                                 (CUSIP Number)





                               September 17, 2007
    ------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)



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CUSIP NO. 69362W106

1.  Name of reporting persons: friendlyway AG
    I.R.S. Identification Nos. of above persons (entities only): N/A

2.  Check the appropriate box if a member of a group

           (a)  [ ]
           (b)  [ ]

3.  SEC use only

4.  Citizenship or place of organization: Germany.

Number of shares beneficially owned by each reporting person with

        5. Sole voting power: 8,000,000

        6. Shared voting power: 0

        7. Sole dispositive power: 8,000,000

        8. Shared dispositive power: 0

9.  Aggregate amount beneficially owned by each reporting person: 8,000,000

10. Check if the aggregate amount in Row (9) excludes certain shares  [ ]

11. Percent of class represented by amount in Row 9: 8.8%

12. Type of reporting person: CO



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ITEM 1(a).    Name of issuer:  PSI Corporation

ITEM 1(b).    Address of issuer's principal executive offices:

              1244 Main Street, Linfield PA 19498

ITEM 2(a).    Names of person filing:  friendlyway AG

ITEM 2(b).    Address of principal business office:

              FeringaStrasse 9, 85774 Unterfoehring, Germany

ITEM 2(c).    Citizenship:  German

ITEM 2(d).    Title of class of securities:  Common Stock

ITEM 2(e).    CUSIP No.:  69362W106

ITEM 3. If this statement is filed pursuant to Secs. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


     (a)  [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o);
     (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e)  [ ] An investment adviser in accordance with Sec.
              240.13d-1(b)(1)(ii)(E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with Sec. 240.13d-1(b)(ii)(G);
     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j)  [ ] Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).




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                                                                     Page 4 of 5

ITEM 4.       OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)   Amount beneficially owned: 8,000,000 shares.
     (b)   Percent of class: 8.8%.
     (c)   Number of shares as to which the person has:
     (i)   Sole power to vote or to direct the vote: 8,000,000 shares.
     (ii)  Shared power to vote or to direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 8,000,000 shares.
     (iv)  Shared power to dispose or to direct the disposition of: 0

ITEM 5.       OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS:  Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON:
              Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON: Not applicable

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
              Not applicable

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP:  Not applicable



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                                                                     Page 5 of 5


ITEM 10.      CERTIFICATION:

The following certification shall be included if the statement is filed pursuant to ss.240.13d-1(c):

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         September 25, 2007
         -----------------------------------
         Date

         /s/ Klaus Trox
         -----------------------------------
         Signature

         Klaus Trox/ Vorstand
         -----------------------------------
         Name/Title